THE JEAN COUTU GROUP (PJC) INC.

MATERIAL CHANGE REPORT

Annex 51-102F3 to Regulation 51-102 respecting continuous disclosure obligations

1.	Name and Address of Company

The Jean Coutu Group (PJC) Inc.

530, rue Bériault

Longueuil, Qc J4G 1S8 (hereinafter the “Company”)

2.	Date of Material Change

August 23, 2006

3.	Press Release

A press release was issued in Longueuil, Quebec, filed on SEDAR on August 24, 2006 and disseminated the same day via CCN MATTHEWS. A copy of said press release is attached herewith and incorporated herein by reference.

4.	Summary of Material Change

Rite Aid Corporation (“Rite Aid”) and The Jean Coutu Group (PJC) Inc. (“The Jean Coutu Group”) have entered into a definitive agreement on a transaction in which The Jean Coutu Group (PJC) USA, Inc. (“PJC USA”), a wholly-owned subsidiary of The Jean Coutu Group will be merged into Rite Aid. Under the transaction, The Jean Coutu Group will receive US$1.45 billion in cash, subject to customary working capital adjustment, and 250 million shares of Rite Aid common stock giving it a 32.0% common equity interest and 30.2% of the voting power in the expanded Rite Aid. Rite Aid also intends to assume US$ 850 million of The Jean Coutu Group’s 8 ½ % Senior Subordinated Notes due 2014, failing which the cash consideration of this transaction would increase to US$ 2.3 billion.

Michel Coutu, currently President of PJC USA, will become Co-Chairman of Rite Aid and a member of Rite Aid’s Executive Committee. Mr. Pierre Legault, current Executive Vice-President of The Jean Coutu Group will become Senior Executive Vice-President, Chief Administrative Officer of Rite Aid.

At closing, The Jean Coutu Group will designate 3 additional directors to act on the 14-seat Board of Directors of Rite-Aid.

The Jean Coutu Group will continue to independently act as franchisor and distributor for its Canadian network, currently consisting of 327 franchised drugstores located in three provinces.

5.	Full Description of Material Change

For a full description of the material changes, please refer to the press release issued August 24, 2006.

6.	Confidentiality

This report is not confidential.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Mrs. Kim Lachapelle, Corporate Secretary of The Jean Coutu Group at 450-646-9760.

9.	Statement of the Executive Officer

The foregoing accurately discloses the material changes referred to herein.

DATED in Longueuil, this 28th day of August 2006.

THE JEAN COUTU GROUP (PJC) INC.

/s/ Kim Lachapelle

Kim Lachapelle
Corporate Secretary